Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Rogers Communications Prices $1 Billion Senior Notes Offering

           TORONTO, May 21 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has priced an offering of $1.0 billion of 5.80% Senior Notes due
2016. The Senior Notes were priced at $997.67 per $1,000 principal amount, for an effective yield of 5.841% per annum if held to maturity. The Senior Notes will mature on May 26, 2016.
           The net proceeds from the offering will be approximately $993 million, which are intended to be used for general corporate purposes, including the repayment of outstanding debt under Rogers' bank credit facility. Closing of the offering is expected to occur on or about May 26, 2009. The Senior Notes will be issued by Rogers and guaranteed by two of its wholly owned subsidiaries, Rogers Wireless Partnership and Rogers Cable Communications Inc.
           The Senior Notes are being offered in each of the provinces of Canada through a syndicate of agents. Rogers will be filing a final prospectus supplement relating to the offering of the Senior Notes with the securities regulatory authorities in each of the provinces of Canada. Copies of the final prospectus supplement and the accompanying short form base shelf prospectus dated November 8, 2007 may be obtained over the Internet at the Canadian
Securities Administrators' website at www.sedar.com.
           This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.
           This news release is not an offer for sale within the United States of any debt or other securities of Rogers. Securities of Rogers, including any offering of its debt securities, may not be offered or sold in the United
States absent registration under U.S. securities laws or unless exempt from registration under such laws. The offering of Rogers described in this news release has not been and will not be registered under U.S. securities laws, and accordingly, any offer or sale of these securities may be made only in a transaction exempt from registration.

           About the Company

           Rogers is a diversified Canadian communications and media company. Rogers is engaged in wireless voice and data communications services through Rogers
Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based network. Through Rogers Cable, Rogers is one of Canada's largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. Through
Rogers Media, Rogers is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. Rogers is publicly traded on the Toronto Stock Exchange (TSX:
RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

           %SEDAR: 00003765E          %CIK: 0000733099

           /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
           (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 14:07e 21-MAY-09